Exhibit 99.2

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC EMPLOYEES' STOCK PURCHASE PLAN FOR U.S. EMPLOYEES

3.	Period of return:	From 1 MARCH 2004 to 31 AUGUST 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	938,423 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	NIL

6.	Balance under scheme not yet issued/allotted at end of period:	938,423 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	TOTAL OF 1,304,668 ORDINARY SHARES OF 27.5p EACH, LISTED AS FOLLOWS: 244,880 ON 5 MARCH 2002, 715,563 ON 7 MARCH 2002 AND 344,225 ON 8 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records:	2,889,506,086 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: GILL ROBERTS	Telephone: 020 7111 7032

Person making return	Name: JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

3.	Period of return:	From 1 MARCH 2004 to 31 AUGUST 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	305,000 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	NIL

6.	Balance under scheme not yet issued/allotted at end of period:	305,000 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	305,000 ORDINARY SHARES OF 27.5p EACH, LISTED ON 8 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records:	2,880,246,912 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: GILL ROBERTS	Telephone: 020 7111 7032

Person making return	Name: JACKIE FOX

Position: DEPUTY GROUP COMPANY SECRETARY

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC EQUITY INCENTIVE PLAN FOR U.S. EMPLOYEES

3.	Period of return:	From 1 MARCH 2004 to 31 AUGUST 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	1,305,000 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	NIL

6.	Balance under scheme not yet issued/allotted at end of period:	1,305,000 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	TOTAL OF 1,305,000 ORDINARY SHARES OF 27.5p EACH, LISTED AS FOLLOWS: 728,597 ON 4 MARCH 2002, 521,403 ON 5 MARCH 2002 AND 55,000 ON 8 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records:	2,889,506,086 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: GILL ROBERTS	Telephone: 020 7111 7032

Person making return	Name: JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme:	ROYAL INSURANCE HOLDINGS 1988 SAVINGS RELATED SHARE OPTION SCHEME; ROYAL INSURANCE HOLDINGS IRISH SAVINGS RELATED SHARE OPTION SCHEME; ROYAL INSURANCE HOLDINGS 1988 SHARE OPTION SCHEME; ROYAL INSURANCE HOLDINGS 1989 OVERSEAS SHARE OPTION SCHEME

3.	Period of return:	From 1 SEPTEMBER 2004 to 31 AUGUST 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	6,755,971 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	NIL

6.	Balance under scheme not yet issued/allotted at end of period:	6,755,971 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	760,000,000 ORDINARY SHARES OF 25p EACH LISTED JULY 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records:	2,889,506,086 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: GILL ROBERTS	Telephone: 020 7111 7032

Person making return	Name: JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY